June 17, 2021

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460

www.lw.com

FIRM / AFFILIATE OFFICES

Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Brittany Ebbertt
Kathleen Collins
Alexandra Barone
Larry Spirgel

Re:	Tremor International Ltd.
Amendment No. 2 to the Registration Statement on Form F-1
Filed June 14, 2021
SEC File No. 333-256452

Ladies and Gentlemen:

On behalf of Tremor International Ltd. (the “Company”), we are responding to oral comments received by conference call on June 16, 2021 (the “Comments”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Amendment No. 2 to the Registration Statement of the Company filed with the Commission on Form F-1/A on June 14, 2021 (the “Registration Statement”). Your comments and our responses thereto are set forth below:

1.	Please add footnotes describing the beneficial ownership of the four principal shareholder funds listed on page 116 of the Registration Statement.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 116 and 117 of the Registration Statement.

* * *

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

June 17, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan Benedict
Ryan Benedict of LATHAM & WATKINS LLP

cc:	Ofer Druker, Tremor International Ltd.

Sagi Niri, Tremor International Ltd.

Josh Kiernan, Latham & Watkins LLP

Tuvia Geffen, Naschitz, Brandes, Amir & Co., Advocates